Exhibit 4.16

To	Date: January 30, 2025

Oddity Tech Ltd. (the “Company”)

Dear Sir/Madam,

At your request, we are pleased to inform you that Bank Leumi Le-Israel Ltd. (the “Bank”) is willing, in principle, to extend to you a foreign currency credit facility of up to $30,000,000 (thirty million US dollars) (the “Credit Facility”) for your ongoing operations and/or short-term bridge financing, all subject to the terms and conditions outlined in this letter:

1.	Credit Facility
1.1.

The Credit Facility will be provided as short-term credits up to a total amount not exceeding $30,000,000 (thirty million US dollars), with the final date for utilizing such credits being no later than January 29, 2026 (“Final Utilization Date”).

“Short-Term Credits” mean credits whose final repayment date falls within 29 (twenty-nine) days from the date of their provision, and in any case, no later than the Final Utilization Date.

1.2.	The Credit Facility will bear a variable annual interest rate of Daily Simple SOFR plus a margin of 2.6%.

It should be clarified that the definition of the variable interest rate (Daily Simple SOFR plus the interest margin) and/or its rate will change in accordance with any changes that may occur in such interest rate, as detailed in the definition of such interest rate within the loan documents that will be signed when each credit is actually extended.

1.3.

The remaining terms of each credit, including the definition of the interest rate described in this letter as mentioned above, the interest calculation period, the credit period (provided that in any event it is a Short-Term Credit, as defined above), and the interest payment dates, will be as agreed in writing between the Bank and you before it is extended.

1.4.

It is hereby clarified that the Credit Facility also includes credit of any kind and type that the Bank has actually extended to you in any account prior to the signing of this letter, and/or any credit facility agreed upon between the Bank and you prior to the signing date of this letter.

1.5.	Deleted.
2.	Additional terms and conditions for the provision of the Credits:

In addition to the foregoing, the provision of all or part of the credits and their continued management shall be conditional upon the fulfillment of all the following additional conditions:

2.1.

You shall sign and provide us, immediately upon our demand, with all the documents and the certifications that may be required at our discretion, in the forms acceptable to us for the purpose of extending the Credit Facility and establishing the undertakings set forth above.

2.2.

No event shall occur which entitles the Bank, under any document signed and/or to be signed by you, including and without derogating from the generality of the aforementioned, under the provisions of the General Terms Agreement for the Provision of Credits in Foreign Exchange and in Israeli Currency – as customary in the Bank – to require immediate repayment of all or part of your debts and obligations towards the Bank, whether the occurrence or non-occurrence of the such event is dependent on you or not.

2.3.	You, your controlling shareholders, any entity that is or will be part of your group, and anyone acting on your behalf, shall not appear on any of the following sanctions lists:
2.3.1.	Israel’s Ministry of Defense Designations Lists
2.3.2.	The European Union
2.3.3.	The USA (OFAC)
2.3.4.	The UN
2.3.5.	The UK

You shall not incorporate under the laws of a state nor shall bear citizenship nor be residents of a state that appears on these lists.

Any such listing shall constitute grounds for cancellation of the Bank’s consent to extend the Credit Facility and/or to call for its immediate repayment and to limit the activity in your accounts.

2.4.

No change shall occur, in the Bank’s view, that prevents, prohibits or limits the Bank’s abilities to extend the credits, including a change in the local or the international money market, or a change arises from a demand, directive or request that was issued or referred by the Bank of Israel or by another competent authority, whether the such directive, demand or request shall arise from a change in the law or whether it arises from an agreement concluded or that shall be concluded from time to time between the Bank and the Bank of Israel or any other competent authority, nor, in the Bank’s view, shall there be any legal impediment to the provision of all or part of the Credit Facility, under any Provision of Law.

In this Letter, “Provision of Law” means – any provision of law and legislation as well as the provisions of the Bank of Israel and of any other competent authority, whether they are of legal validity or not, and including agreements between the Bank of Israel or another competent authority, as stated above.

2.5.

Solely for the avoidance of doubt, it is hereby clarified that the continued management of the credits is subject to all the Bank’s rights and subject to all your undertakings under all the documents that were signed and will be signed by you and/or under any law, and nothing stated in this Letter shall derogate in any manner, from the Bank’s rights and/or your undertakings under any other document to be signed by you for the Bank.

3.

Our proposal to extend the Credit Facility under this Letter shall come into effect by February 1, 2025, inclusive, which you shall confirm by signing on the margins of this Letter your consent to all the terms and conditions set forth above and shall provide us with a copy of this Letter, approved by you.

4.	Commissions

An additional condition for this Letter to come into effect is that you pay us the following commissions:

4.1.	Credit Allocation Commission

Throughout the entire duration of the period in which the Credit Facility shall be in effect, you shall pay us a credit allocation commission that shall amount to a rate of 0.29% per annum, which shall be calculated on the unutilized balance of the Credit Facility. A check of the total amount of the unutilized Credit Facility will be conducted on a daily basis and the payment of the corresponding commission shall be made retroactively at the end of each calendar month, commencing from the date in which the Credit Facility will come into effect.

4.2.	Handling fees for credit documents are pursuant to the Bank’s fee schedule.
5.

The Company’s rights under this Letter are not transferable or assignable in any manner to any third party. Presentation of this Letter of ours or any part of its content to any entity shall be done only after obtaining our prior written consent.

Sincerely,

Bank Leumi Le-Israel Ltd.

To	Date: January 30, 2025

Bank Leumi Le-Israel Ltd.

Dear Sir/Madam,

We agree to what has been set forth in your Letter above and undertake to act according to it. Please charge our account with you for the commission(s) mentioned in Section 4 above, whether our account is credit or debit, or whether it becomes debit as a result of this charge.

/s/ Noa Frig Ben-David
Oddity Tech Ltd.

I the undersigned, Yehoshua Gurtler the attorney of Oddity Tech Ltd. (the “Corporation”) hereby certify that the above confirmation was signed before me as required by law by Messrs. Noa Frig Ben-David who are authorized, pursuant to the provisions of the Corporation’s documents of incorporation, to sign in its name on such confirmation and that the above shall bind the Corporation.

/s/ Yehoshua Gurtler
Signature and stamp